NOTICE OF ANNUAL GENERAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2004 Annual General and Extraordinary Meeting of the shareholders of SPUR VENTURES INC. (the "Company") will be held at the Kensington Room, 4th Floor, Hyatt Regency Hotel, at 655 Burrard Street, Vancouver, British Columbia, on Thursday, JUNE 17, 2004, at the hour of 10:30 in the morning (Vancouver time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for the fiscal year ended December 31, 2003 and the report of the auditor thereon;

3.	to appoint an auditor for the ensuing year and to authorize the directors to fix the remuneration of the auditor;

4.	to determine the number of directors at eight (8) and to elect directors;

5.
to authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to TSX Venture Exchange;

6.	to approve the Company’s proposed amendment of the Stock Option Plan as more fully set out in the Information Circular;

7.
to consider and, if thought fit, to pass a special resolution approving an amendment to the Company's Notice of Articles (formerly "Memorandum") to delete certain "Pre-Existing Company Provisions", the effect of which will be to provide for two-thirds majority votes on special resolutions;

8.
to consider and, if thought fit, to pass a special resolution approving an amendment to the Company's Notice of Articles to change the authorized capital to an unlimited number of common shares and preferred shares, each without par value;

9.	to consider and, if thought fit, to pass a special resolution adopting new Articles; and

10.	to transact any other business that may properly come before the Meeting and any adjournment thereof.

Accompanying this notice is the Company’s Annual Report for its fourth fiscal quarter which contains the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2003 and the Management’s Discussion and Analysis, an Information Circular, a form of Proxy, and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting or any adjournment thereof in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 3rd day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Steven G. Dean
Chairman

SPUR VENTURES INC.
Suite 2684, 1055 Dunsmuir Street, Box 49298, Vancouver, B.C., V7X 1L3
Telephone: (604) 689-5564, Facsimile: (604) 682-2802

INFORMATION CIRCULAR
(Containing information as at May 3, 2004)

PERSONS MAKING THE SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of SPUR VENTURES INC. (the "Company") for use at the Annual General and Extraordinary Meeting (the "Meeting") of the Company to be held on Thursday, June 17, 2004 and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9 th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 common shares divided into 100,000,000 common shares without par value, of which 28,889,328 are issued and outstanding, and 100,000,000 preferred shares without par value, of which none are issued. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on May 3, 2004 will be entitled to receive notice of and vote at the meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Director Since	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(2)
Steven G. Dean West Vancouver, BC Chairman of the Board and Director	Chairman of the Company, formerly President and a Director of Teck Cominco Limited (1999-July 2002), Founder and Chief Executive Officer of PacMin Mining Corporation Limited (1995-1999)	June 19, 2003	715,000
Robert G. Atkinson (1) West Vancouver, B.C. Vice-Chairman of the Board and Director	Director of Quest Capital Corp., a merchant banking company with interests in various businesses.	March 21, 1996	195,800 1,803,000(3)
Yingbin Ian He North Vancouver, B.C. President and Director	President of Spur Ventures Inc. since August 1995; Senior Process Metallurgist at Process Research Associates Ltd. from 1992 to 1995.	August 21, 1995	557,120
W. David Black (1) Vancouver, B.C. Director	Associate Counsel, DuMoulin Black, January 2004 to present; Partner, DuMoulin Black, Barristers & Solicitors, prior to January 2004.	June 22, 2000	10,000
David Cohen (1) West Vancouver, BC Director	President & CEO - Northern Orion Resources Inc.	June 13, 2003	Nil
Gordon D. Ewart Cobourg, Ontario Director	Director of Global (GMPC) Holdings Inc.	June 28, 1999	Nil
Ruston Goepel Vancouver, BC Director	Senior Vice President of Raymond James, Canada and Chairman of the British Columbia Business Council	June 19, 2003	170,000
Dongdong Huang Vancouver, BC Proposed Director	Lawyer and Partner, D.D. Huang & Associates	N/A	Nil

(1)	Member of the audit committee.
(2)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 3, 2004, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

(3)	shares are owned by Quest Capital Corp., of which Robert G. Atkinson is a director and Co-Chairman.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (“the Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2003 and the other four most highly compensated executive officers of the Company as at December 31,

2003 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively “the Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen- sation ($)
Yingbin Ian He President and Director	2003 2002 2001	88,000 78,181 71,261	Nil Nil Nil	Nil Nil Nil	400,000 350,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert G. Atkinson Vice Chairman and Director Former Chairman(1)	2003 2002 2001	60,000(2) 50,000 50,000	Nil Nil Nil	Nil Nil Nil	1,600,000 350,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Steven Dean Chairman and Director(3)	2003 2002 2001	60,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	335,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

(1)	Chairman until June 19, 2003.
(2)	Figure includes salary as Chairman until June 19, 2003 and salary as Vice Chairman from June 19, 2003 to December 31, 2003.
(3)	Salary as Chairman from June 19, 2003 to December 31, 2003.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company may grant, under the policies of the TSX Venture Exchange (the “Exchange”), incentive stock options to the following persons in consideration of them providing their services to the Company:

(a)	directors, officers, and employees of the Company or a subsidiary;
(b)	employees of a company providing management services to the Company; or
(c)	permitted consultants providing consulting services to the Company or a subsidiary.

The number of shares subject to each option is determined by the Company’s Board of Directors within the guidelines established by the Exchange. The options enable those persons to purchase shares of the Company at a price fixed in accordance with the rules of the Exchange. The option agreement must provide that the option can be exercised only by the optionee and only as long as the optionee continues to serve the Company in one of the capacities described in (a) to (c) above and for not more than 90 days after ceasing to serve the Company in any capacity or, if the optionee dies, one year after the date of the optionee’s death. The options are exercisable by the optionee giving the Company written notice and payment of the exercise price for the number of shares to be acquired.

The following table discloses the particulars of options granted during the most recent financial year to any Named Executive Officer:

Name Of Optionee	Date of Grant	Expiry Date	Price per share	Number of Options Granted
Robert G. Atkinson	April 4, 2003	May 6, 2008	$0.60	1,600,000
Yingbin Ian He	April 4, 2003	May 6, 2008	$0.60	400,000
Steven G. Dean	June 19, 2003	June 19, 2008	$1.20	335,000

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year. However, the following table sets forth details of all exercises of stock options subsequent to the fiscal year ended December 31, 2003 by any Named Executive Officer:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options ($)(1)
Yingbin Ian He	100,000	$53,150	650,000	$463,500

(1)	Based on the difference between the exercise price and the closing price of of $1.65 per common share of the Company on the TSX on December 31, 2003, less the exercise price per share.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)(1)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
David Black	100,000	3.53%	$0.60	$0.60	April 4, 2003	May 6, 2008
Gordon Ewart	100,000	3.53%	$0.60	$0.60	April 4, 2003	May 6, 2008
George Plewes	100,000	3.53%	$.60	$0.60	April 4, 2003	May 6, 2008
David Cohen	200,000	7.05%	$1.20	$1.20	Jun. 19, 2003	June 19, 2008
Ruston Goepel	100,000	3.53%	$1.20	$1.20	Jun. 19, 2003	June 19, 2008

(1)
These stock options vest as to 25% at the date of grant and 12-1/2% every quarter thereafter. The exercise price of stock options is determined by the Board of Directors of the Company but shall in no event be less than the closing trading price of the common shares of the Company on the Exchange on the day prior to their announcement.

Directors’ Option Repricings During the Most Recently Completed Financial Year

No directors' options were repriced during the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company except as follows:

Mr. Atkinson, Vice Chairman and Director of the Company participated in the private placement of 5,000,000 units at $0.50 per unit. Each unit consisted of one share and one non transferable share purchase warrant, each one warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of two years at a price of $0.60 per share. Mr. Atkinson purchased 150,000 units.

Mr. Dean, Chairman and Director of the Company participated in the private placement of 300,000 units at $1.00 per unit. Each unit consisted of one share and one non transferable share purchase warrant, each one warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of two years at a price of $1.10 per share. Mr. Dean purchased 200,000 units.

APPOINTMENT OF AUDITOR OF THE COMPANY

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers, Chartered Accountants, of Suite 200 - 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as the auditor of the Company to hold office for the ensuing year at the remuneration to be fixed by the directors.

PricewaterhouseCoopers were first appointed as auditors on December 31, 1993.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

From June to December 2003, the Company paid Sirocco Advisory Services Ltd., a company controlled by Steven Dean, director of the Company, $10,000 per month for consulting services.

During the year ended December 31, 2003, the Company paid Asean Sales Inc., a company in which Robert Atkinson, Director of the Company, has an interest, $60,000 in consulting fees.

During the year ended December 31, 2003, the Company paid YBHE Consulting Ltd., a company in which Yingbin Ian He, Director of the Company, has an interest, $88,000 in consulting fees.

Formal agreements between the Company and the above consultants have not yet been prepared.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)       Amendments to Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Exchange, member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the shareholders at the Meeting, excluding insiders and their associates (the “disinterested shareholders”). Therefore, the disinterested shareholders at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, shareholders other than insiders and their associates, will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the directors be and are hereby authorized, in their discretion, to amend stock options granted to insiders subject to all necessary regulatory approvals."

(b)      Amendment of Stock Option Plan

The Company's Stock Option Plan (the "Plan") provides that a total of 4,589,865 shares are reserved for issuance upon exercise of stock options granted under the Plan. The Company has options outstanding under its Plan to purchase 3,685,000 shares.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 4,589,865 to 5,700,000. If the amendment is approved, there will be 3,685,000 options outstanding to purchase shares issued under the Plan and 2,015,000 shares reserved and available for issue under options to be granted under the Plan. The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors;

Under the amended Plan, the number of shares which may be reserved for issuance will be as follows:

(a)	to all optionees under the Stock Option Plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b)	to all insiders as a group may not exceed 20% of the issued shares; and

(c)	to any one individual may not exceed:

(i) 5% of the issued shares on a yearly basis; and

(ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at Meeting. Since the amended Plan permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the “disinterested shareholders”) for the amendment.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan from 4,589,865 to 5,700,000 AND THAT directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Unless such authority is withheld, the persons name in the enclosed Proxy will vote for all of the resolutions in respect of the proposed Stock Option Plan.

(c)      ADOPTION OF NEW CHARTER DOCUMENTS

The Business Corporations Act (British Columbia) (the “New Act”) has been adopted in British Columbia and is now in effect. The New Act replaces the Company Act (British Columbia) (the “Former Act”) and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a “Notice of Articles”. The Company has taken steps to bring its charter documents into conformity with the New Act and to that end has filed its Notice of Articles, which replaces the Company’s “Memorandum”, with the Registrar of Companies.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles (“Articles”) with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company’s Notice of Articles and adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company’s charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the proposed Articles are available for viewing up to the date of the Annual General and Extraordinary Meeting at the Company's offices at 2684 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L3, Canada, and at the Annual General and Extraordinary Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called “Pre-Existing Company Provisions” or “PCPs”, to every company’s Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a)	the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b)	the Company’s Notice of Articles is altered accordingly;

(c)
any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and takes such further actions that may be necessary to effect the amendment; and

(d)
the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders.”

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares and 100,000,000 preferred shares, each without par value to an unlimited number of common shares and preferred shares, each without par value.

Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a)	the number of common shares authorized to be issued be increased to an unlimited number of common shares without par value;

(b)	the number of preferred shares authorized to be issued be increased to an unlimited number of preferred shares without par value;

(c)	the Company’s Notice of Articles be altered accordingly;

(d)
any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and takes such further actions that may be necessary to effect the amendment; and

(e)
the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Adoption of Articles

Management believes that the Articles will provide the Company with greater flexibility for future corporate activities. The resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Management believes the major changes from the existing articles are:

1.	Certain changes to the Notice of Articles, Articles and share structure may now be made by directors’ resolution or ordinary resolution. A description of the changes is provided below;

2.	The directors, by directors’ resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3.	Shareholders’ meetings may be held by electronic means;

4.	The quorum for Shareholders’ meetings is changed from two Shareholders to one Shareholder present in person or represented by proxy; and

5.	Shareholder meetings may, if authorized by directors’ resolution, be held in jurisdictions outside British Columbia.

Changes to Notice of Articles, Articles and share structure: If the Special Resolution is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1.	by directors' resolution or ordinary resolution, as determined in each case by the directors,

(a)
create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

	(b)	establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c)
if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

	(d)	change unissued shares with par value into shares without par value or and vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

	(e)	create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

	(f)	subdivide all or any of its unissued, or fully paid issued, shares; and

	(g)	authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

2.
if the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“RESOLVED, as a special resolution, that

(a)	the Company adopt the Articles in substitution for the existing articles of the Company;

(b)
any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and

(c)
the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders.”

The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company’s records office.

(d)      Other Matters

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 3rd day of May, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

“Steven G. Dean”	“Yingbin Ian He”
STEVEN G. DEAN	YINGBIN IAN HE
Chairman and Director	President and Director